A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Certificate Of Acknowledgment

State of California

County of Los Angeles

On February 24, 2016 , before me, Katherine Khachatrian ,
(name and title of the officer)

personally appeared Daniel Cesar Caneva

who proved to me on the basis of satisfactory evidence to be the person(s) whose name is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Katherine Khachatrian_



KATHERINE KHACHATRIAN
Commission # 2121133
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2019

FORM 00211 (Rev. 1/2015)

OATH OR AFFIRMATION

I, Danial Cavena, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC (the "Company"), as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director & CFO

Title

Notary Public

KATHERINE KHACHATRIAN
Commission # 2121133
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2019

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Changes in Member's Equity.
(x) (e) Statement of Cash Flows.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable).
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (Not Required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (Filed Separately).
(x) (n) A report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (Filed Separately).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).